 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Mahony, Jr., Emon A. (Last) (First) (Middle) 10701 Hunters Point Road (Street) Fort Smith, AR 72903 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol ALLTEL Corporation AT 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) April 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				45,706	D
Common Stock				7,266	I	By Custodian for Daughter
Common Stock				2,595	I	By Spouse
Common Stock				2,360	I	By Trustee for Son

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Mahony, Jr., Emon A. - April 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option	$53.0900	04/25/2002	A |	(A) 6,500	(1) | 04/25/2012	Common Stock - 6,500	$53.0900	6,500	D
Non-Qualified Stock Option	$26.2500					Common Stock - 0		9,000	D
Non-Qualified Stock Option	$25.3750					Common Stock - 0		2,000	D
Non-Qualified Stock Option	$32.5000					Common Stock - 0		2,000	D
Non-Qualified Stock Option	$30.0000					Common Stock - 0		3,500	D
Non-Qualified Stock Option	$44.9375					Common Stock - 0		4,500	D
Non-Qualified Stock Option	$70.7500					Common Stock - 0		5,500	D
Non-Qualified Stock Option	$65.1250					Common Stock - 6,500		6,500	D
Non-Qualified Stock Option	$52.7500					Common Stock - 6,500		6,500	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Emon A. Mahony, Jr. ________________________________ __________________ ** Signature of Reporting Person Date Page 2 SEC 1474 (3-99)

Mahony, Jr., Emon A. - April 2002
Form 4 (continued)
FOOTNOTE Descriptions for ALLTEL Corporation AT

Form 4 - April 2002

Emon A. Mahony, Jr.
10701 Hunters Point Road

Fort Smith, AR 72903
Explanation of responses:

(1)   These options were granted under a stock option plan qualifying under Rule 16b-3(d), and become exercisable on the earliest of (i) the day immediately preceding the date of the first issuer annual meeting of stockholders following the effective date of the grant of the option, (ii) the date of the death of the reporting person, (iii) the date of the disability of the reporting person, or (iv) the date a change in control of issuer is deemed to have occured.

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